

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

April 18, 2024

Michael Mason
EVP, Chief Financial Officer and Treasurer
Karyopharm Therapeutics Inc.
85 Wells Ave., 2nd Floor
Newton, MA 02459

> **Re: Karyopharm Therapeutics Inc.**
> **Form 10-K for the year ended December 31, 2023**
> **Filed February 29, 2024**
> **File No. 001-36167**

Dear Michael Mason:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences